

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Via E-mail
M. P. Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
Tidel Park, 2<sup>nd</sup> Floor
4, Rajiv Gandhi Salai
Taramani, Chennai, 600 113, India

     **Re:    Sify Technologies Limited**
            **Form 20-F for the Fiscal Year Ended March 31, 2014**
            **Filed July 21, 2014**
            **File No. 000-27663**

Dear Mr. Kumar:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief